May 22, 2013

BY EDGAR AND FEDEX

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             JTH Holding, Inc

Form 10-K for the Fiscal year Ended April 30, 2012

Filed July 9, 2012

Form 10-Q for the Quarterly Period Ended January 31, 2013

File No. 1-35588

Dear Mr. Spirgel:

On behalf of JTH Holding, Inc. (the “Company”), I set forth below the response of the Company to your comment letter dated May 10, 2013.  For ease of reference, the responses of the Company are numbered in accordance with the comment letter, and the comments themselves are reproduced below.

Form 10-K for the Fiscal Year Ended April 30, 2012

Note 1. Organization and Significant Accounting Policies, page F-9

1.              You disclose in your revenue recognition policy that franchise fee revenue is recognized net of a provision for franchise fee refunds. Disclose the nature and terms of the refund rights. Also tell us how considered the guidance in ASC 952-605-25-2 in evaluating whether the criteria for revenue recognition is met.

Franchise fee revenue, net of a provision for franchise fee refunds, for the sales of individual territories is recognized when the obligations of the Company to prepare the franchisee for operations have been substantially completed, which occurs when the franchisee completes their training.

1716 Corporate Landing Parkway • Virginia Beach, VA 23454

(800) 790-3863 • (757) 493-8855 • (800) 880-6432 • email: office@libtax.com

The Company’s standard franchise agreement states that once a franchisee attends and passes our training class and the franchise agreement is executed by the franchisee and the Company, the initial franchise fee is fully earned and nonrefundable.

Although not required by the terms of the Company’s standard franchise agreement, it has been the Company’s past practice to forgive unpaid amounts owed by the franchisee when the Company repossesses an unopened territory from a franchisee (through involuntary termination of the franchise by the Company, or by agreement between the Company and the franchisee). Because the Company has had this practice in the past and reasonably expects to continue the practice in the future, the Company establishes a provision for franchise fee refunds at the time franchise fee revenue is recognized. The provision for franchise fee refunds is based on the history of unpaid amounts forgiven as a percentage of our total franchise fee revenue. The Company records the provision for franchise fee refunds as a reduction to franchisee fee revenue and an increase to the allowance for doubtful accounts.

The Company believes its accounting policy for franchise fee refunds is in accordance with ASC 952-605-25-2, because the provision for franchisee fee refunds estimates the Company’s exposure for the non-obligatory practice of forgiving unpaid amounts when unopened territories are repossessed and because the Company has appropriately recognized revenue taking into consideration the provision for franchise fee refunds.  Under ASC 952-605-25-2, the Company has no obligation or intent to provide a refund or debt forgiveness to any specific franchisee or repossessed franchise, the Company has performed its initial services for all franchisees with respect to which revenue is recognized, and no remaining material conditions or obligations exist with respect to those franchises.

We propose to add the following disclosure to footnote 1 section (k) of our financial statements to be included in our Form 10-K for the fiscal year ended April 30, 2013:

The Company’s franchise agreements provide that the franchise fee is nonrefundable; however the Company’s historical practice in certain situations has been to forgive unpaid franchise fees in connection with the reacquisition of unopened franchise territories. Accordingly, the Company establishes a reserve for such amounts, based upon historical experience, at the time franchise fee revenue is recognized.

Form 10-Q for the Nine Months Ended January 31, 2013

Note 2. Notes and Accounts Receivable, page 9

2.              We note your response and revised disclosures to comment two. Please revise MD&A to address your practice of allowing franchisees to refinance their accounts receivable and discuss the related impact on your liquidity of refinancing these short-term accounts receivable with higher interest rates with longer-term, promissory notes at lower interest rates. Enhance this discussion with a narrative explanation of management’s perspective of this practice and the overall effect on the company’s ability to generate cash and to meet existing and known or reasonably likely future cash requirements.

Commencing with the Company’s Annual Report on Form 10-K for the year ended April 30, 2013, we propose to revise the liquidity discussion in MD&A substantially as follows, revising similar prior disclosure to amend the section heading and to add the disclosure in the last paragraph below as the final paragraph under that heading:

Franchisee lending, related liquidity needs and potential exposure to credit loss. A substantial portion of our cash flow during the year is utilized to provide funding to our franchisees and ADs. At April 30, 2013, our total balance of loans to franchisees and ADs for working capital and equipment loans, representing cash amounts we had advanced to the franchisees and ADs, was $       million. In addition, at that date, our franchisees and ADs together owed us an additional $       million for unpaid amounts owed to us, typically representing the unpaid purchase price of new territories (in the case of franchisees) and areas comprising clusters of territories (in the case of ADs), and other amounts owed to us for royalties and other unpaid amounts for which our franchisees and ADs had outstanding payment obligations.

Our actual exposure to potential credit loss associated with franchisee loans is less than the aggregate amount of those loans because a significant portion of those loans are to franchisees located within AD areas, where our AD is ultimately entitled to a substantial portion of the franchise fee and royalty revenues represented by some of these loans. For this reason, the amount of indebtedness of franchisees to us is effectively offset in part by our related payable obligation to ADs in respect of franchise fees and royalties. As of April 30, 2013, the total indebtedness of franchisees to us where the franchisee is located in an AD area was $       million, but $       million of that indebtedness represents amounts ultimately payable to ADs as their share of franchise fees and royalties.

Our franchisees make electronic return filings for their customers utilizing our electronic platform. Our franchise agreements allow us to obtain repayment of amounts due to us from our franchisees through an electronic fee intercept program before our franchisees receive net proceeds of the tax preparation and other fees they have charged to their customers on tax returns associated with financial products. Therefore, we are able to minimize the nonpayment risk associated with amounts outstanding to franchisees by obtaining direct electronic payment in the ordinary course throughout the tax season. Our credit risk associated with amounts outstanding to ADs is also mitigated by our electronic fee intercept program, which enables us to obtain repayments of amounts that would otherwise flow through to ADs as their share of franchisee fee and royalty payments, to the extent of an AD’s indebtedness to us.

The unpaid amounts owed to us from our franchisees and ADs are collateralized by the underlying franchise or area and are guaranteed by the respective franchisee or AD and the related owner(s). Accordingly, to the extent a franchisee or AD does not satisfy its payment obligations to us, we may repossess the underlying franchise or area in order to resell it in the future. At April 30, 2013, we had an investment in impaired accounts and notes receivable and related interest receivable of approximately $       million. We consider accounts and notes receivable to be impaired if the amounts due exceed the fair value of the underlying franchise. In these cases, we estimate an allowance for doubtful accounts based on that excess. Amounts due include the recorded value of the accounts and notes receivable reduced by the allowance for uncollected interest, amounts due to ADs for their portion of franchisee receivables, any related deferred revenue and amounts owed to the franchisee or AD by us. In establishing the fair value of the underlying franchise, we consider net fees of open territories and the number of unopened territories. At April 30, 2013, we recorded an allowance for doubtful accounts for impaired accounts and notes receivable of $       million. There were no significant concentrations of credit risk with any individual franchisee or AD as of April 30, 2013, and we believe that our allowance for doubtful accounts as of April 30, 2013 is adequate for our existing loss exposure. We closely monitor the performance of our franchisees and ADs, and will adjust our allowances as appropriate if we determine that the existing allowances are inadequate to cover estimated losses.

Our utilization of our revolving credit facility may also be affected to the extent we elect to allow franchisees and ADs to refinance their accounts receivable.  For the year ended April 30, 2013, we allowed our franchisees to refinance a total of $       million in amounts owed to us, and for the year ended April 30, 2012, we allowed $16.8 million in similar refinancings. These refinanced amounts are primarily accounts receivable for royalties and advertising that were past due and incorporated into a promissory note payable to us prior to the end of the fiscal year in which the deferral occurs, and so from a liquidity perspective, represent a shift of the anticipated payment within the same fiscal year.  Although the intra-year deferrals in payment may result in an increase in our borrowing under our revolving credit facility to meet our other cash needs during the first three quarters of the fiscal year, we do not believe these deferrals adversely affect our liquidity position because we believe the availability of credit under our revolving credit facility is sufficient to meet our anticipated needs, and the amount of refinanced receivables is not material to our overall liquidity position.  Moreover, even though past due amounts on our franchisees’ accounts receivable generally accrue interest at a higher default rate than the refinanced amounts, we do not believe the effect of the refinancings on our interest income is material.  The refinanced amounts may accrue interest over a longer period, and in any event, the interest income forgone on the past due amounts is not material.

3.              We note your response to comment three and understand that the activity included in the “notes cancelled” line item includes your acquisition of franchisee assets and franchise rights of area developers. Tell us how you considered the likelihood at inception of the franchise agreement that you would acquire your franchised locations, in evaluating the timing of revenue recognition for the initial franchise fee. Please tell us how you considered and applied the provisions of ASC 952-605-25-9.

The Company’s standard franchise agreement provides for the following franchisor option to purchase franchisee assets:

c. Buyback. Any year between May 1 and August 31, Liberty has the right, in Liberty’s sole discretion, to purchase your Franchised Business for the greater of $150,000 or 200% of Gross Receipts of the Territory for the previous twelve months, or such shorter time as an office in the Territory may have been in operation. You understand that this is a premium price above fair value and does not vest any rights in you. The term “Gross Receipts” as used in this Agreement means all revenue from all services and products offered by the Franchised Business (including, but not limited to, revenue from individual, corporate, estate and partnership tax returns), excluding only customer discounts, any Transmitter, Software or Electronic Filing Fee (as described in paragraph 4.e. below), and sales tax, but not service fees for credit card transactions.

At the inception of a franchise agreement, we consider the applicability of ASC 952-605-25-9 but have determined that it has no effect on revenue recognition because the likelihood that the Company will purchase the franchise business pursuant to an agreed-upon option is considered to be remote.  In the 16 years that the Company has been selling franchises, the Company has never acquired franchise assets by exercising this option. Accordingly, in applying ASC 952-605-25-9, we have determined, based upon historical evidence and no plans to change prior practice, that the likelihood that we would acquire a franchise outlet by exercising the option in the franchise agreements is remote.  Thus, we have not deferred the initial franchise fee.

The only time the Company acquires the assets of a franchisee is when the franchisee breaches the franchise agreement, defaults on the payment of amounts due to the Company or chooses to pursue other interests. If under these circumstances the Company determines to acquire an office, the office is run as a company owned office until sold. Any unpaid amounts forgiven are not considered a refund, but are part of the consideration for the acquired assets. Consideration above the fair value is charged-off to the allowance at the time of acquisition. If under these circumstances the Company repossesses an unopened territory, the unpaid amounts forgiven are treated as described in our response to comment 1 above.

4.              We refer to the $18.8 million, $21.2 million, and $20.2 million of notes receivable that were cancelled during the nine months ended January 31, 2013, fiscal 2012, and fiscal 2011, respectively. Please provide us with the following related information:

•                  the number of individual franchise agreements that were cancelled during these periods, categorized by underlying reason (such as acquisition, repossession or franchisee to franchisee assumption);

•                  when the related revenue was recognized; and

•                  how much of the revenue recognized related to initial franchise fees, royalties, or other types of income.

The number of transactions (which is approximately the same as the number of franchise agreements cancelled) that were cancelled is as follows:

	#	Nine months ended January 31, 2013	#	Fiscal year ended April 30, 2012	#	Fiscal year ended April 30, 2011
Acquisitions (1)	92	$8,139,000	81	$11,827,000	48	$9,108,000
Repossessions (2)	98	2,648,000	119	4,109,000	110	3,408,000
Franchisee to Franchisee	165	8,019,000	162	5,252,000	186	7,705,000

	355	$18,806,000	362	$21,188,000	344	$20,221,000

(1)         Acquisitions represent the acquisition of assets operated as company-owned offices and held for sale.

(2)         Repossessions represent the acquisition of an unopened territory.

Given our responses in this letter to comments 1 and 3, we respectfully suggest that the additional detail requested by the second and third bullets in comment 4 is unnecessary to address the issues addressed collectively by our responses to comments 1, 3 and 4.

Moreover, because there are more than 1,000 separate transactions involved, we believe that the collection and provision of that information in an individual transaction format would be burdensome and of minimal value compared to the effort involved.  Please advise whether, given the other responses we have provided, the staff continues to request that we provide that information supplementally, or whether, given the nature of the information, the comment could be addressed in another manner.

5.              Revise to comply with the provisions of ASC 952-605-50-3 for all periods presented and disclose the number of the following:

•                  franchises sold;

•                  franchises purchased during the period;

•                  franchised outlets in operation; and

•                  franchisor-owned outlets in operation.

Please provide us with your proposed disclosures in response to this comment.

We propose to add disclosure similar to the following to footnote 2 of our financial statements to be included in our Form 10-K for the fiscal year ended April 30, 2013, adding a column for the data as of April 30, 2013:

The following table shows the U.S. office activity for the years ended April 30, 2012 and 2011 and the number of Canadian and Company-owned offices at the end of each year:

	Fiscal year ended
	April 30, 2012	April 30, 2011

Franchised U.S. offices, beginning of period	3,549	3,233

U.S. offices opened	671	622

U.S. offices purchased from Company	37	47

U.S. offices acquired by the Company	(76)	(37)

U. S. offices closed	(341)	(316)

Franchised U.S. offices, end of period	3,840	3,549

Franchised Canadian offices - end of period	249	241

Total franchised offices	4,089	3,790

Company-owned offices - end of period
U.S.	80	41
Canadian	14	14
	94	55

Total offices	4,183	3,845

The activity for Canadian and Company-owned offices is deemed to be insignificant for separate disclosure.

These disclosures have not been included in the Company’s previous filings due to the Company’s belief that the composition of company-owned offices and the net change in U.S. franchised offices was not material in any prior periods.

Very truly yours,

/s/James J. Wheaton
James J. Wheaton
General Counsel, Vice President, Legal and Governmental Affairs